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W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                December 9, 2010

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         Re:  MetLife Investors USA Insurance Company
              MetLife Investors USA  Separate Account A
              Initial Registration Statement on Form N-4
              File Nos. 333-169685/811-03365
              ------------------------------

              First MetLife Investors Insurance Company
              First MetLife Investors Variable Annuity Account One Initial Registration Statement on Form N-4
              File Nos. 333-169687/811-08306
              ------------------------------

Dear Ms. White:

         On behalf of MetLife Investors USA Insurance Company ("MLI USA") and its separate account, MetLife Investors USA Separate Account A, and First MetLife Investors Insurance Company ("First MetLife" and together with MLI USA, "the Companies") and its separate account, First MetLife Investors Variable Annuity Account One, we are providing the Companies' responses to your comments of November 9, 2010 in connection with the above-referenced initial registration statements filed on September 30, 2010. Each of the Staff's comments is set forth below, followed by the Companies' response. To the extent that a response indicates that the Companies propose revised disclosure, the revised prospectus pages are attached.

1.   General Comment

     Comment: (a) Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

     Response: (a) The Companies confirm that the contract name on the front cover page of the prospectus will continue to be the same.

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Alison White, Esq.
December 9, 2010
Page 2

     Comment: (b) Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

     Response: (b) MLI USA does not have any type of guarantee or support agreement with a third party to support any of the guarantees under the contract or any of its related riders. MLI USA will be responsible for paying out guarantees associated with the contract.

     First MetLife entered into a net worth maintenance agreement with its parent company, MetLife, Inc. The agreement is described in the Statement of Additional Information ("SAI"). First MetLife intends to incorporate by reference the MetLife, Inc. financial statements in the SAI that will be filed with the pre-effective amendments in December.

2.   Fee Tables

     Comment: (a) Rather than using a mix of Notes (i.e. Note 1, Note 2,
     Note 3...), asterisks (i.e. *,**,***...), symbols (i.e. +) and numbers to mark footnotes, please choose one method and use it consistently.

     Response: (a) The Companies have attached revised disclosure. The Owner Transaction Expenses table, the Separate Account Annual Expenses table, and the Additional Optional Rider Charges table now all use the "Note 1" method of designating footnotes. The Investment Portfolio Expenses table continues to use numbers in parentheses to designate footnotes.

     Comment: (b) Please note that we will want to see the expense examples prior to accelerating the filing.

     Response: (b) The Companies have attached the completed expense example pages.

3.   Mortality and Expense Charge and Administrative Charge

     Comment: It is unclear why the M&E charge is used to cover administrative costs when you also have an Administrative Charge. Please advise.

     Response: The Companies submit that it is not inconsistent with industry practice to have more than once source of administrative fees. In fact, the fee table in Item 3 of Form N-4 includes a line item for an "[Annual] Contract Fee" and a line item for "Account Fees and Expenses." Instruction 7 to Item 3 states that the "[Annual] Contract Fee" includes any contract, account, or similar fee imposed on all contractowner accounts on any recurring

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Alison White, Esq.
December 9, 2010
Page 3

     basis. Instruction 14 to Item 3 states that "Account Fees and Expenses" include all fees and expenses (except sales loads and mortality and expense risk fees) that are deducted from separate account assets or charged to all contractowner accounts.

4.   Nursing Home or Hospital Confinement Rider and Terminal Illness Rider

     Comment: Please disclose that there are no fees for these riders.

     Response: The Companies have attached revised disclosure stating that there are no fees for these riders.

5.   Annuity Date

     Comment: Please highlight the statement in the last paragraph that "if you have selected a living benefit rider... annuitizing your contract terminates the rider, including any death benefit provided by the rider and any Guaranteed Principal adjustment... that may also be provided by the rider."

     Response: The Companies have attached revised disclosure with the statement highlighted.

6.   GMIB Plus III and Decedent Contracts

     Comment: According to the disclosure under GMIB Plus III, the rider can only be elected at the time a contract is purchased. Therefore, in plain English, please clarify the disclosure with respect to purchases by a beneficiary. Also, please specifically disclose the effect of the 10 year waiting period on a beneficiary under a qualified or unqualified contract in light of the tax law requirements for distributions assuming the rider was purchased by a contract owner prior to death. Please make similar clarifying changes with respect to the Guaranteed Withdrawal Benefits described on pages 47-49.

     Response: To eliminate potential confusion from the reference to the "purchase by a beneficiary" of the GMIB Plus III rider, the Companies have removed that reference and rewritten the paragraph in plain English to clarify the types of contracts under which the rider may not be purchased. The Companies have also rewritten the equivalent paragraph in the Guaranteed Withdrawal Benefits section. The Companies have attached revised disclosure.

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Alison White, Esq.
December 9, 2010
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7.   Exhibit 3(iv) - File Nos. 333-169685 and 811-3365 only

     Comment: Please file the actual rather than the "form of" Enterprise Selling Agreement.

     Response: The Company believes that the approach of filing a "form of" Enterprise Selling Agreement is specifically permitted by Item 24(b)(3) of Form N-4, which expressly permits the filing of sales agreements as specimens. The "form of" Enterprise Selling Agreement that the Company has filed constitutes the specimen master contract.

8.   Powers of Attorney

     Comment: Please provide powers of attorney that relate specifically to the registration statement. See Rule 483(b) under the Securities Act of 1933.

     Response: The Companies will file new powers of attorney specifically referencing these filings with the Pre-Effective Amendments.

9.   Financial Statements, Exhibits, and Other Information

     Comment: Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

     Response: The Companies will include any financial statements, exhibits, and any other required disclosure not included in this registration statement in the Pre-Effective Amendments to the registration statements.

10.  Tandy Comment

     The Companies will submit a letter under separate cover acknowledging the Tandy representations.

                                      * * *

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Alison White, Esq.
December 9, 2010
Page 5

We hope that you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                        Sincerely,


                                        /s/ W. Thomas Conner
                                        --------------------
                                        W. Thomas Conner

cc:   Michele Abate, Esq.
      John Richards, Esq.
      Lisa Flanagan, Esq.